UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):     X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                            No     X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the three months ended June 30, 2007 (U.S. GAAP Financial Information)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: July 31, 2007

Makita Corporation

Consolidated Financial Results
for the three months ended June 30, 2007
(U.S. GAAP Financial Information)

(English translation of “ZAIMU/GYOSEKI NO GAIKYO”
originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2007
July 31, 2007
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
1. Results of the three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the three months ended			For the three months ended			For the year ended
	June 30, 2006			June 30, 2007			March 31, 2007
			%			%			%
Net sales	61,951		23.4	80,615		30.1	279,933		22.2
Operating income	10,480		(33.9)	14,992		43.1	48,176		5.2
Income before income taxes	11,058		(31.3)	15,417		39.4	49,323		0.4
Net income	7,820		(49.9)	11,243		43.8	36,971		(8.5)

	Yen

Net income per share:
Basic		54.41			78.24			257.27
Diluted		54.41			78.24			257.27

Notes:	1.	Amounts of less than one million yen have been rounded.
	2.	The table above shows the change in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	June 30, 2006	June 30, 2007	March 31, 2007
Total assets	321,780	386,361	368,494
Shareholders’ equity	267,556	316,071	302,675
Shareholders’ equity ratio to total assets (%)	83.1%	81.8%	82.1%
	Yen

Shareholders’ equity per share	1,861.78	2,199.54	2,106.28

(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the three months	For the three months	For the year ended
	ended June 30, 2006	ended June 30, 2007	March 31, 2007
Net cash provided by operating activities	2,368	3,337	32,360
Net cash provided by (used in) investing activities	2,252	6,157	(27,276)
Net cash used in financing activities	(5,043)	(7,928)	(8,307)
Cash and cash equivalents, end of period	38,859	39,602	37,128

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

2. Consolidated forecast for the year ending March 31, 2008 (From April 1, 2007 to March 31, 2008) (Ref.)

	Yen (million)
	For the six months ending			For the year ending
	September 30, 2007			March 31, 2008
			%			%
Net sales	162,000		22.8	320,000		14.3
Operating income	29,000		35.6	56,500		17.3
Income before income taxes	29,900		37.2	57,800		17.2
Net income	20,500		33.2	39,700		7.4

	Yen

Net income per share		142.66			276.27

3. Other
(1)	Changes in important subsidiaries during the term (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None.

(2)	Adoption of simplified accounting methods: None.

(3)	Accounting policy changes from the year ended March 31, 2007: None.

   Explanation regarding proper use of business forecasts, and other significant matters
     This report modifies the consolidated forecast for the year ending March 31, 2008. Regarding the assumptions for the revised forecast and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated forecast for the year ending March 31, 2008” (on page 3).
     The forecast given above is based on information as available at the present time, and includes potential risk and uncertainties. As a consequence of this and other factors, actual results may vary from the forecasts provided above.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

[Qualitative Information and Financial Statements]
1. Qualitative information on consolidated financial results
     Net sales rose 30.1% over the same quarter of the previous year, to 80,615 million yen. This performance was due to strong sales in Europe and other regions, and included a contribution from sales made by Fuji Robin Industries Ltd., which became a consolidated subsidiary in May of this year. Reflecting the weaker yen, sales also rose when currency conversions were performed.
     With regard to earnings, operating income amounted to 14,992 million yen (ratio of operating income to net sales; 18.6%), up 43.1% from the same quarter of the previous year, income before income taxes amounted to 15,417 million yen (ratio of income before income taxes to net sales; 19.1%), up 39.4% and net income for the quarter amounted to 11,243 million yen (ratio of net income to net sales; 13.9%), up 43.8%.
2. Qualitative information on consolidated financial position
     Total cash and cash equivalents (“cash”) at the end of period amounted to 39,602 million yen, up 2,474 million yen from the end of the previous year.
          (Net Cash Provided by Operating Activities)
     Net cash provided by operating activities amounted to 3,337 million yen, reflecting factors including favorable business performance.
          (Net Cash Provided by Investing Activities)
     Net cash provided by investing activities amounted to 6,157 million yen. Although the Company made capital expenditures, principally for the rebuilding of Head office and Okazaki plant, these cash outflows were more than offset by proceeds from the sale of securities.
          (Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 7,928 million yen, reflecting the payment of cash dividends and other factors.
3. Qualitative information on consolidated forecast for the year ending March 31, 2008
     Consolidated performance during the fiscal 2008 is expected to exceed the earlier forecasts (as of May 8, 2007). In addition to strong sales in Eastern Europe and Russia for the quarter under review, weakness of the Japanese yen serves to increase both sales and earnings.

(Ref.) Revised outlook for consolidated performance during the fiscal 2008

	Yen (millions)
	For the six months ending September 30, 2007
			Income before
	Net sales	Operating income	income taxes	Net income

Outlook announced previously (A)	149,800	26,700	27,000	18,500
Revised outlook (B)	162,000	29,000	29,900	20,500
Change (B-A)	12,200	2,300	2,900	2,000
Percentage revision	8.1%	8.6%	10.7%	10.8%
Actual results for the previous period ended September 30, 2006	131,891	21,387	21,796	15,390

	Yen (millions)
	For the year ending March 31, 2008
			Income before
	Net sales	Operating income	income taxes	Net income

Outlook announced previously (A)	302,000	53,300	53,900	37,000
Revised outlook (B)	320,000	56,500	57,800	39,700
Change (B-A)	18,000	3,200	3,900	2,700
Percentage revision	6.0%	6.0%	7.2%	7.3%
Actual results for the previous year ended March 31, 2007	279,933	48,176	49,323	36,971

Assumptions:
     The above forecast is based on the assumption of exchange rates of 117 yen to US$1 and 163 yen to 1 Euro.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

4. Other
     Changes in important subsidiaries during the term (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None.

(Ref.) Changes in scope of consolidation and equity method
Consolidation	(Newly included)	2 subsidiaries (Fuji Robin Industries Ltd., etc.)
2 equity method affiliates
Note:
     The name of Fuji Robin Industries Ltd. is scheduled to change to “Makita Numazu Corporation” on August 1, 2007.
(FORWARD-LOOKING STATEMENTS)
     This document contains forward-looking statements based on information available and rational assumptions as of this time. Actual results could differ substantially from the content of these statements, due to one or more of a variety of factors. Important factors deemed to have potential to significantly influence actual results are those noted below. Note that these are not the only factors that can influence actual performance.
(1)	Makita’s sales are affected by the levels of construction activities and capital investments in its markets.

(2)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.

(3)	The global intensified competition may adversely affect Makita’s sales results.

(4)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.

(5)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.

(6)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.

(7)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.

(8)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.

(9)	When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

(10)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.

(11)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.

(12)	Violation of intellectual property rights may have an adverse impact on performance.

(13)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.

(14)	Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal controls over financial reporting are not effective as of March 31, 2008, or if Makita’s independent registered public accounting firm is unable to attest to management’s assessment, or to provide unqualified opinion on the effectiveness of Makita’s internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.
     Regarding the assumptions for the revised forecast, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated forecast for the year ending March 31, 2008” (on page 3).

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

5. Condensed Quarterly Consolidated Financial Statements

(1) CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of March	As of June	Increase
	31, 2007	30, 2007	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	37,128	39,602	2,474
Time deposits	6,866	8,691	1,825
Marketable securities	58,217	45,546	(12,671)
Trade receivables-
Notes	3,125	4,045	920
Accounts	54,189	58,034	3,845
Less- Allowance for doubtful receivables	(869)	(982)	(113)
Inventories	92,800	104,632	11,832
Deferred income taxes	5,080	3,999	(1,081)
Prepaid expenses and other current assets	9,963	11,715	1,752

Total current assets	266,499	275,282	8,783

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	16,732	19,050	2,318
Buildings and improvements	57,242	62,309	5,067
Machinery and equipment	74,087	78,269	4,182
Construction in progress	5,576	4,955	(621)

	153,637	164,583	10,946
Less- Accumulated depreciation	(90,257)	(93,287)	(3,030)

	63,380	71,296	7,916

INVESTMENTS AND OTHER ASSETS:
Investment securities	27,279	26,892	(387)
Deferred income taxes	1,367	1,392	25
Other assets	9,969	11,499	1,530

	38,615	39,783	1,168

	368,494	386,361	17,867

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

	Yen (millions)
	As of March	As of June	Increase
	31, 2007	30, 2007	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,892	3,146	1,254
Trade notes and accounts payable	16,025	21,069	5,044
Accrued payroll	8,571	7,012	(1,559)
Accrued expenses and other	17,353	18,255	902
Income taxes payable	10,447	5,417	(5,030)
Deferred income taxes	28	31	3

Total current liabilities	54,316	54,930	614

LONG-TERM LIABILITIES:
Long-term indebtedness	53	956	903
Accrued retirement and termination allowances	3,227	4,053	826
Deferred income taxes	4,976	5,720	744
Other liabilities	1,112	2,017	905

	9,368	12,746	3,378

MINORITY INTERESTS	2,135	2,614	479

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,437	45,437	—
Legal reserve and retained earnings	221,034	224,374	3,340
Accumulated other comprehensive income	12,697	22,764	10,067
Treasury stock, at cost	(298)	(309)	(11)

	302,675	316,071	13,396

	368,494	386,361	17,867

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(2) CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the three		For the three				For the year
	months ended		months ended		Increase		ended
	June 30, 2006		June 30, 2007		(Decrease)		March 31, 2007
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	61,951	100.0	80,615	100.0	18,664	30.1	279,933	100.0
Cost of sales	36,374	58.7	47,862	59.4	11,488	31.6	163,909	58.6

GROSS PROFIT	25,577	41.3	32,753	40.6	7,176	28.1	116,024	41.4
Selling, general, administrative and other expenses	15,097	24.4	17,761	22.0	2,664	17.6	67,848	24.2

OPERATING INCOME	10,480	16.9	14,992	18.6	4,512	43.1	48,176	17.2

OTHER INCOME (EXPENSES) :
Interest and dividend income	342	0.6	585	0.7	243	71.1	1,364	0.5
Interest expense	(70)	(0.1)	(89)	(0.1)	(19)	27.1	(316)	(0.1)
Exchange gains (losses) on foreign currency transactions, net	15	—	31	—	16	106.7	(418)	(0.2)
Realized gains on securities, net	339	0.5	12	—	(327)	(96.5)	918	0.3
Other, net	(48)	(0.1)	(114)	(0.1)	(66)	137.5	(401)	(0.1)

Total	578	0.9	425	0.5	(153)	(26.5)	1,147	0.4

INCOME BEFORE INCOME TAXES	11,058	17.8	15,417	19.1	4,359	39.4	49,323	17.6

PROVISION FOR INCOME TAXES	3,238	5.2	4,174	5.2	936	28.9	12,352	4.4

NET INCOME	7,820	12.6	11,243	13.9	3,423	43.8	36,971	13.2

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(3) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the three	For the three	For the year
	months ended	months ended	ended
	June 30, 2006	June 30, 2007	March 31, 2007
Net cash provided by operating activities	2,368	3,337	32,360
Net cash provided by (used in) investing activities	2,252	6,157	(27,276)
Net cash used in financing activities	(5,043)	(7,928)	(8,307)
Effect of exchange rate changes on cash and cash equivalents	228	908	1,297

Net change in cash and cash equivalents	(195)	2,474	(1,926)
Cash and cash equivalents, beginning of period	39,054	37,128	39,054

Cash and cash equivalents, end of period	38,859	39,602	37,128

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

(4) OPERATING SEGMENT INFORMATION

For the three months ended June 30, 2006

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	14,152	26,310	11,942	2,440	7,107	61,951	—	61,951
(2) Intersegment	14,354	1,313	1,311	15,089	48	32,115	(32,115)	—

Total	28,506	27,623	13,253	17,529	7,155	94,066	(32,115)	61,951

Operating expenses	24,636	24,231	12,909	14,822	6,231	82,829	(31,358)	51,471
Operating income	3,870	3,392	344	2,707	924	11,237	(757)	10,480

For the three months ended June 30, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	16,479	37,760	13,540	2,888	9,948	80,615	—	80,615
(2) Intersegment	15,924	1,476	1,217	22,030	49	40,696	(40,696)	—

Total	32,403	39,236	14,757	24,918	9,997	121,311	(40,696)	80,615

Operating expenses	27,056	33,079	14,143	21,518	8,666	104,462	(38,839)	65,623
Operating income	5,347	6,157	614	3,400	1,331	16,849	(1,857)	14,992

For the year ended March 31, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	61,776	124,924	51,432	9,698	32,103	279,933	—	279,933
(2) Intersegment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	—

Total	125,816	130,633	56,729	76,719	32,252	422,149	(142,216)	279,933

Operating expenses	108,403	112,577	54,217	66,815	28,786	370,798	(139,041)	231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and outlook
	Yen (millions)
	For the three months			For the three months
	ended June 30, 2006			ended June 30, 2007
	(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)
Net sales	61,951		23.4	80,615		30.1
Domestic	10,777		14.7	12,090		12.2
Overseas	51,174		25.4	68,525		33.9
Operating income	10,480		(33.9)	14,992		43.1
Income before income taxes	11,058		(31.3)	15,417		39.4
Net income	7,820		(49.9)	11,243		43.8
Net income per share (Yen)		54.41			78.24
Employees		8,708			9,443

	Yen (millions)
	For the year ended			For the six months			For the year ending
	March 31, 2007			ending September			March 31, 2008
	(Results)			30, 2007 (Outlook)			(Outlook)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	279,933		22.2	162,000		22.8	320,000		14.3
Domestic	46,860		12.6	25,400		10.8	52,400		11.8
Overseas	233,073		24.3	136,600		25.4	267,600		14.8
Operating income	48,176		5.2	29,000		35.6	56,500		17.3
Income before income taxes	49,323		0.4	29,900		37.2	57,800		17.2
Net income	36,971		(8.5)	20,500		33.2	39,700		7.4
Net income per share (Yen)		257.27			142.66			276.27
Employees		9,062			—			—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
Please refer to page 3 for the qualitative information on the outlook for the six months and fiscal year.

2. Consolidated net sales by geographic area
	Yen (millions)
	For the three months		For the three months		For the year ended
	ended June 30, 2006		ended June 30, 2007		March 31, 2007
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	10,777	14.7	12,090	12.2	46,860	12.6
Europe	26,131	30.0	37,632	44.0	124,020	37.0
North America	11,988	30.5	13,672	14.0	51,472	8.0
Asia	4,621	6.3	5,422	17.3	19,469	14.6
Other regions	8,434	17.3	11,799	39.9	38,112	18.0
The Middle East and Africa	2,931	16.4	4,038	37.8	13,064	19.6
Central and South America	2,749	35.8	3,828	39.3	12,704	20.6
Oceania	2,754	4.0	3,933	42.8	12,344	13.7
Total	61,951	23.4	80,615	30.1	279,933	22.2

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language

3. Exchange rates

	Yen
	For the three months ended	For the three months ended	For the year ended	For the six months ending	For the year ending
	June 30, 2006	June 30, 2007	March 31, 2007	September 30, 2007	March 31, 2008
	(Results)	(Results)	(Results)	(Outlook)	(Outlook)
Yen/U.S. Dollar	114.50	120.82	116.97	119	118
Yen/Euro	143.82	162.75	150.02	163	163

4. Sales growth in local currency basis (major countries)

For the three months ended
June 30, 2007
(Results)
U.S.A.	1.3%
Germany	19.0%
U.K.	28.9%
France	16.9%
China	37.5%
Australia	18.4%

5. Production ratio (unit basis)

	For the three months ended	For the three months ended	For the year ended
	June 30, 2006	June 30, 2007	March 31, 2007
	(Results)	(Results)	(Results)
Domestic	28.5%	24.7%	27.4%
Overseas	71.5%	75.3%	72.6%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the three months ended	For the three months ended	For the year ended	For the year ending
	June 30, 2006	June 30, 2007	March 31, 2007	March 31, 2008
	(Results)	(Results)	(Results)	(Outlook)
Capital expenditures	2,443	3,961	12,980	17,700
Depreciation and amortization	1,484	1,802	8,773	8,700
R&D cost	1,260	1,403	5,460	5,800

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language